Safe & Green Holdings Corp.

990 Biscayne Blvd.

Suite 501

Miami, FL 33132

January 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Safe & Green Holdings Corp.
Registration Statement on Form S-1, File No. 333-292472

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: January 6, 2026

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Safe & Green Holdings Corp.,(the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-292472), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on Tuesday, January 6, 2026, or as soon thereafter as possible.

Please contact our counsel, Martin S. Siegel of Warshaw Burstein LLP at (212) 984 7741 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Siegel by telephone when this request for acceleration has been granted.

Sincerely yours,

Safe & Green Holdings Corp.

/s/ Michael McLaren:
Michael McLaren:
Chief Executive Officer